For Immediate Release: November 30, 2016

FIRST PHOENIX INVESTMENTS, INC. (FIRST PHOENIX) is pleased to announce the planned offering of up to 10,000,000 Class A common shares priced at $2 per share, for a maximum gross dollar value of twenty million dollars ($20,000,000). The offering proceeds will be used to enter the RETAIL CLOTHING, GROCERIES AND VARIETY GOODS AND TRUCKING MARKETS. The shares will be issued in the minimum amount of 500 common shares ($1000) and in multiples of 500 shares. The detailed offering information is described in more detail on our website at www.firstphoenix.com and in the Form 1-A filing with the SEC at the following link:

In order to reserve your shares or request more information, please contact Franklin Ogele, Esq. of First Phoenix Investments by email at fogele@firstphoenix.com or by phone at 212-803 8124.

Disclaimer: No money or other consideration is being solicited for our Regulation A+ offering at this time and if sent in to FIRST PHOENIX will not be accepted. No offer to buy securities in a Regulation A+ offering of FIRST PHOENIX can be accepted and no part of the purchase price can be received until FIRST PHOENIX’s offering statement is qualified with the SEC. Any such offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any indications of interest in FIRST PHOENIX’s offering involve no obligation or commitment of any kind.